UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2018
Commission File Number: 001-35370

Luxfer Holdings PLC
(Name of registrant)

Lumns Lane
Manchester
M27 8LN England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐
--

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐     No ☑
--

Luxfer reports second-quarter results
Manchester, England — (August 1, 2018)—Luxfer Holdings (NYSE:LXFR), released the following financial information for the second quarter and six-month period ending on July 1, 2018:

•	Management's Discussion and Analysis of Financial Condition and Results of Operations; and

•	Unaudited consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
This release contains forward-looking statements.
Examples of such forward-looking statements include, but are not limited to:
(i) statements regarding the Company's results of operations and financial condition; (ii) statements of plans, objectives or goals of the Company or its management, including those related to financing, products or services; (iii) statements of future economic performance; and (iv) statements or assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by Luxfer in the markets in which we operate, both domestically and internationally, including as a result of the Brexit referendum, being less favorable than expected; (iv) worldwide economic and business conditions, as well as conditions in the industries in which we operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) our ability to protect our intellectual property; and (viii) the significant amount of indebtedness we have incurred and may incur, as well as the obligations to service such indebtedness and to comply with the covenants contained therein. The Company cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ending on December 31, 2017, which was filed with the U.S. Securities and Exchange Commission on March 19, 2018. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Company does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
About Luxfer Holdings PLC ("Luxfer")
Luxfer is a global manufacturer of highly-engineered advanced materials, which focuses on value creation by using its broad array of technical knowhow and proprietary technologies. Luxfer's high-performance materials, components, and high-pressure gas-containment devices are used in defense and emergency response, healthcare, transportation, and general industrial settings. For more information, visit www.luxfer.com.

Luxfer is listed on the New York Stock Exchange and its ordinary shares trade under the symbol LXFR.

Results from operations
The following table presents our results from operations for the thirteen-weeks and twenty-six weeks ending on July 1, 2018. These results are compared to the three-month and six-month results ending on June 30, 2017.
Following the table, we have provided a discussion of our business and results of operations for such periods.

CONSOLIDATED INCOME STATEMENTS FOR THE SECOND QUARTER AND YEAR-TO-DATE OF 2018 AND 2017 (UNAUDITED)
	Second quarter		Year-to-date
$M	2018	2017	2018	2017
CONTINUING OPERATIONS
REVENUE	128.2	106.6	247.9	210.0
Cost of goods sold	(94.2)	(80.3)	(183.2)	(158.0)
GROSS PROFIT	34.0	26.3	64.7	52.0
Distribution costs	(3.0)	(2.2)	(5.7)	(4.3)
General and administrative costs	(16.0)	(14.1)	(30.4)	(27.3)
Share of results of joint ventures and associates	—	0.1	0.2	0.2
Profit on sale of redundant site	—	—	—	0.4
Restructuring and other expense	(0.3)	(3.3)	(1.0)	(3.5)
OPERATING PROFIT	14.7	6.8	27.8	17.5
Net finance costs	(1.4)	(1.9)	(3.1)	(3.5)
IAS 19R retirement benefits finance charge	(0.4)	(0.4)	(0.7)	(0.9)
PROFIT ON OPERATIONS BEFORE TAXATION	12.9	4.5	24.0	13.1
Income tax expense	(2.7)	(2.0)	(4.8)	(4.0)
NET INCOME FOR THE PERIOD	10.2	2.5	19.2	9.1

Attributable to:
Equity shareholders	10.2	2.5	19.2	9.1
Revenue for the second quarter was $128.2M, up $21.6M, or 20.3%, over the prior year's quarter. Excluding $1.9M of foreign exchange benefit, revenue increased 18.2% with continued growth across all divisions.
Gas Cylinders segment revenue of $60.4M was up $4.4M, or 7.9%, driven by higher sales of aluminum cylinders, alternative fuel systems and Superform products. Elektron segment revenue grew $17.2M, or 34.0%, to $67.8M, with our proprietary SoluMag® alloy experiencing high sales growth. Sales of our magnesium-based defense and disaster-relief products remained strong, and there was a sales uplift in our zirconium-based catalyst materials.
Gross profit of $34.0M grew 29.3% from $26.3M for the second quarter of 2017. Quarterly gross profit margin increased 180 basis points to 26.5% from 24.7% for the prior year, with continued expansion driven by operating leverage on increased sales, as well as the benefit of cost reductions.
Distribution costs of $3.0M were $0.8M higher than the prior year, driven primarily by the increase in sales volume. General and administrative expenses were $1.9M higher at $16.0M. In addition to an unfavorable effect from foreign exchange, increased costs were largely due to share-based compensation and accrued bonus reflecting improved performance. Restructuring expenses of $0.3M predominately relate to announced facility closures.
The quarterly operating profit of $14.7M more than doubled from $6.8M for the second quarter of 2017, due to reasons explained above.
Income taxes of $2.7M represents a statutory effective tax rate of 20.9%, compared with 44.4% for the second quarter of 2017. The 2017 tax rate was adversely affected by non-deductible restructuring and other expenses recognized during Q2 2017, while Q2 2018 benefited from a reduction in the U.S. federal corporate tax rate.
Net Income for the period of $10.2M was 308% higher than $2.5M for the second quarter of 2017.
Unadjusted basic earnings per share for the second quarter of 2018 were $0.38, compared with $0.09 for the second quarter of 2017 (see Note 6 of this release). Adjusted diluted earnings per share, which the Company uses to measure underlying performance, were $0.44, compared with $0.25 for the second quarter of 2017, which represents a 76% increase.

Non-GAAP Financial Measures
The following table presents a reconciliation of adjusted net income and adjusted EBITDA to net income for the periods presented, the most comparable IFRS measure.

	Second Quarter		Year-to-date
$M	2018	2017	2018	2017
Net income for the period	10.2	2.5	19.2	9.1
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.2	0.1	0.3	0.1
Amortization on acquired intangibles	0.3	0.3	0.6	0.6
IAS 19R retirement benefits finance charge	0.4	0.4	0.7	0.9
Profit on sale of redundant site	—	—	—	(0.4)
Restructuring charges	0.3	3.3	1.0	3.5
Share-based compensation charges	1.4	0.4	2.0	0.7
Income tax thereon	(0.6)	(0.4)	(1.0)	(0.7)
Adjusted net income	12.2	6.6	22.8	13.8

Add back / (deduct):
Income tax thereon	0.6	0.4	1.0	0.7
Income tax expense	2.7	2.0	4.8	4.0
Net finance costs	1.2	1.8	2.8	3.4
Depreciation and amortization	4.9	4.7	9.8	9.2
Amortization on acquired intangibles	(0.3)	(0.3)	(0.6)	(0.6)
Adjusted EBITDA	21.3	15.2	40.6	30.5
Management believes that adjusted net income and adjusted EBITDA are key performance indicators (KPIs) used by the investment community and that the presentation of these items will enhance an investor’s understanding of our operational results. In addition, Luxfer's CEO and other senior management use these KPIs, among others, to evaluate business performance. However, investors should not consider adjusted net income and adjusted EBITDA in isolation as an alternative to net income when evaluating Luxfer's operating performance or measuring Luxfer's profitability.
We evaluate our operational results on both an as-reported basis and a constant exchange rate basis. The constant exchange rate presentation is not a financial measure under IFRS as issued by the IASB. It excludes the impact of fluctuations in foreign currency exchange rates. We believe constant currency information provides valuable supplemental information regarding our operational results, consistent with how we evaluate our performance. We calculate constant exchange rate percentages by converting our prior-period local currency financial results using the current-period foreign currency exchange rates and comparing these adjusted amounts to our current period reported results. This calculation may differ from similarly-titled measures used by other companies, and, accordingly, the constant exchange rate presentation is not meant to be a substitution for recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation.

Liquidity and Capital Resources
Net cash inflow before financing of $8.0M for the second quarter of 2018 improved 7% over the prior year's inflow of $7.5M.
The increase in net cash inflow was lower than the increase in EBITDA , primarily due to increases in net working capital1 to support higher revenue, as well as the timing of cash payments for exceptional one-time charges.
The net cash flow from investing activities was consistent to the prior year, with an outflow of $2.2M for the second quarter of 2018 and 2017.
Cash flows from financing activities for the second quarter of 2018 were a net outflow of $10.6M, as compared to a net inflow of $8.5M for the second quarter of 2017. This fluctuation is primarily due to a $13.2M drawdown of banking facilities in 2017, as compared to a $6.0M repayment in 2018.
There was a net decrease in cash and cash equivalents of $2.6M in the second quarter of 2018, as compared to a net increase of $16.0M in the second quarter of 2017. Net cash balances at the end of the second quarter of 2018 were $5.2M, compared to $57.2M at the end of the second quarter of 2017. The net debt2 position of $93.8M at the end of the second quarter of 2018 declined from $103.4M at the end of the second quarter of 2017. Surplus cash has been used, and may be used in future periods, to repay some banking revolver loans.

1Working capital is defined as current trade and other receivables, plus inventory, less current trade and other payables.
2 Net debt is defined as bank and other loans, less net cash and cash equivalents, adding back funds held in escrow.

Year-to-date
Revenue for the first half of 2018 was $247.9M, up $37.9M or 18.0% over the same period in 2017. Excluding $7.4M of foreign exchange benefit, revenue increased 14.0%, with all divisions showing increases.
Gas Cylinders segment revenue of $119.7M was up $9.3M or 8.4%, from higher volumes of composite/alternative fuel systems, along with aluminum cylinders and Superform products. Elektron segment revenue grew $28.6M, or 28.7%, to $128.2M, with large growth in our proprietary SoluMag® alloy and magnesium-based defense and disaster relief products.
As a result of strong sales growth and increased cost reductions, gross profit of $64.7M grew 24.4% from $52.0M for the first half of 2017. This increase led to a gross margin of 26.1%, as compared to the 24.8% forthe same period of 2017.
Operating profit of $27.8M was up 58.9% from $17.5M for the same period of 2017, driven primarily by the strong sales in 2018, coupled with cost savings initiated through the Company's transformation activities and partially offset by increased share-based compensation charges and accrued bonus.
Profit on operations before taxation for the first half of 2018 was $24.0M, as compared to $13.1M for the same period of 2017. Tax expense was $4.8M, as compared to $4.0M for the first half of 2017. The statutory effective tax rate for the year-to-date decreased from 30.5% in 2017 to 20.0% in 2018. This decrease was the result of a reduction in the U.S. federal corporate tax rate from 35% to 21%, coupled with the effect of restructuring and other items that occurred in 2017. Net income for the period of $19.2M was up 111% from $9.1M in 2017.
Unadjusted basic earnings per share were $0.72 compared with $0.34 for the first half of 2017. Adjusted diluted earnings per share were $0.83 compared with $0.52 for the corresponding period of 2017, which represents a 59.6% increase.
Net cash inflow before financing for the first half of 2018 was $15.8M, which is 15.3% higher as compared to $13.7M for the prior year.

Unaudited consolidated financial statements

CONSOLIDATED INCOME STATEMENTS FOR THE SECOND QUARTER AND YEAR-TO-DATE OF 2018 AND 2017 (UNAUDITED)
	Second quarter		Year-to-date
$M	2018	2017	2018	2017
CONTINUING OPERATIONS
REVENUE	128.2	106.6	247.9	210.0
Cost of goods sold	(94.2)	(80.3)	(183.2)	(158.0)
GROSS PROFIT	34.0	26.3	64.7	52.0
Distribution costs	(3.0)	(2.2)	(5.7)	(4.3)
General and administrative costs	(16.0)	(14.1)	(30.4)	(27.3)
Share of results of joint ventures and associates	—	0.1	0.2	0.2
Profit on sale of redundant site	—	—	—	0.4
Restructuring and other expense	(0.3)	(3.3)	(1.0)	(3.5)
OPERATING PROFIT	14.7	6.8	27.8	17.5
Net finance costs	(1.4)	(1.9)	(3.1)	(3.5)
IAS 19R retirement benefits finance charge	(0.4)	(0.4)	(0.7)	(0.9)
PROFIT ON OPERATIONS BEFORE TAXATION	12.9	4.5	24.0	13.1
Income tax expense	(2.7)	(2.0)	(4.8)	(4.0)
NET INCOME FOR THE PERIOD	10.2	2.5	19.2	9.1

Attributable to:
Equity shareholders	10.2	2.5	19.2	9.1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SECOND QUARTER AND YEAR-TO-DATE OF 2018 AND 2017 (UNAUDITED)
	Second Quarter		Year-to-date
$M	2018	2017	2018	2017
Net income for the period	10.2	2.5	19.2	9.1
Other comprehensive income movements
Items that may be reclassified to the consolidated income statement:
Exchange movements on translation of foreign operations	(5.8)	5.0	(2.6)	6.6

Fair value movements in cash flow hedges	0.2	(0.9)	0.2	1.9
Transfers to consolidated income statement on cash flow hedges	(0.2)	—	(0.2)	0.2
Deferred income taxes on cash flow hedges	—	0.2	—	(0.3)
Hedge accounting (expense) / income adjustments	—	(0.7)	—	1.8

Total hedge accounting and translation of foreign operations movements	(5.8)	4.3	(2.6)	8.4

Items that will not be reclassified to the consolidated income statement:
Remeasurement of defined benefit retirement plans	16.3	4.7	13.6	13.5
Deferred income taxes on remeasurement of defined benefit retirement plans	(3.1)	(0.8)	(2.7)	(2.6)
Retirement benefits changes	13.2	3.9	10.9	10.9
Total other comprehensive income movements for the period	7.4	8.2	8.3	19.3
Total comprehensive income for the period	17.6	10.7	27.5	28.4

Attributed to:
Equity shareholders	17.6	10.7	27.5	28.4

CONSOLIDATED BALANCE SHEETS AS OF JULY 1, 2018 AND JUNE 30, 2017 (UNAUDITED) AND AS OF DECEMBER 31, 2017 (AUDITED)
$M	July 1, 2018	June 30, 2017	December 31, 2017
ASSETS
Non-current assets
Property, plant and equipment	119.3	127.1	125.5
Intangible assets	79.6	82.5	81.7
Investments	7.8	7.2	7.6
Deferred income tax assets	12.4	14.4	16.2
Trade and other receivables	—	0.4	0.3
	219.1	231.6	231.3
Current assets
Current investments	0.5	—	1.6
Inventories	96.4	90.7	82.2
Trade and other receivables	74.5	65.0	72.6
Income tax receivable	—	0.2	1.6
Cash and cash equivalents	5.2	57.2	13.3
	176.6	213.1	171.3
TOTAL ASSETS	395.7	444.7	402.6

EQUITY AND LIABILITIES
Capital and reserves
Ordinary share capital	25.3	25.3	25.3
Deferred share capital	150.9	150.9	150.9
Share premium account	56.4	56.4	56.4
Treasury shares	(5.6)	(6.7)	(5.8)
Retained earnings	335.5	321.5	311.4
Own shares held by ESOP	(0.3)	(0.5)	(1.0)
Share-based compensation reserve	1.0	4.3	5.4
Hedging reserve	(0.2)	(1.5)	(0.2)
Translation reserve	(48.9)	(51.3)	(46.3)
Merger reserve	(333.8)	(333.8)	(333.8)
Capital and reserves attributable to the Company’s equity shareholders	180.3	164.6	162.3
Total equity	180.3	164.6	162.3

Non-current liabilities
Bank and other loans	99.0	145.7	93.8
Retirement benefits	37.5	52.5	55.3
Deferred income tax liabilities	3.7	5.3	3.6
Deferred contingent consideration	—	1.6	0.2
Provisions	1.3	1.6	1.1
Trade and other payables	1.2	1.8	1.9
	142.7	208.5	155.9
Current liabilities
Trade and other payables	68.8	56.0	61.3
Current income tax liabilities	1.2	0.1	0.3
Bank and other loans	—	14.9	15.0
Deferred contingent consideration	0.4	—	0.5
Deferred consideration	0.3	—	0.3
Provisions	2.0	0.6	2.8
Overdraft	—	—	4.2
	72.7	71.6	84.4
Total liabilities	215.4	280.1	240.3
TOTAL EQUITY AND LIABILITIES	395.7	444.7	402.6

CONSOLIDATED CASH FLOW STATEMENTS FOR THE SECOND QUARTER AND YEAR-TO-DATE OF 2018 AND 2017
	Second Quarter		Year-to-date
$M	2018	2017	2018	2017
RECONCILIATION OF CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income for the period	10.2	2.5	19.2	9.1
Adjustments to reconcile net income for the period to net cash flows from continuing operating activities:
Income taxes	2.7	2.0	4.8	4.0
Depreciation and amortization	4.9	4.7	9.8	9.2
Loss on disposal of property, plant and equipment	0.1	—	0.1	—
Profit on sale of redundant site	—	—	—	(0.4)
Share-based compensation charges net of cash settlement	(2.7)	0.2	(2.8)	0.5
Net interest costs	1.2	1.8	2.8	3.4
Non-cash restructuring charges
Investment impairment	—	2.2	—	2.2
IAS 19R retirement benefits finance charge	0.4	0.4	0.7	0.9
Unwind of discount on deferred contingent consideration from acquisitions	0.2	0.1	0.3	0.1
Share of results of joint ventures and associates	—	(0.1)	(0.2)	(0.2)
Changes in operating assets and liabilities:
Increase in receivables	(3.4)	(3.1)	(1.2)	(7.0)
Increase in inventories	(4.4)	(1.1)	(15.6)	(5.6)
Increase in payables	4.8	4.0	7.1	8.5
Movement in retirement benefits obligations	(1.8)	(2.5)	(3.7)	(4.1)
Movement in provisions	(0.3)	(0.2)	(0.4)	—
Income taxes paid	(1.7)	(1.2)	(1.7)	(1.3)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	10.2	9.7	19.2	19.3
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(2.5)	(2.3)	(3.8)	(4.6)
Purchases of intangible assets	—	(0.3)	(0.1)	(0.7)
Investment in joint ventures and associates	0.2	0.5	0.8	1.0
Interest income received from joint ventures and associates	0.1	—	0.2	0.1
Net cash flows on purchase of businesses	—	(0.1)	—	(1.4)
Payment of deferred consideration	—	—	(0.5)	—
NET CASH FLOWS FROM INVESTING ACTIVITIES	(2.2)	(2.2)	(3.4)	(5.6)
NET CASH FLOWS BEFORE FINANCING	8.0	7.5	15.8	13.7
CASH FLOWS FROM FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.2)	(0.8)	(0.5)	(1.6)
Interest paid on Loan Notes	(1.1)	(0.8)	(2.2)	(1.5)
Bank interest received	—	—	0.1	—
(Repayment) / Draw down on banking facilities	(6.0)	13.2	(10.0)	38.3
Dividends paid	(3.3)	(3.3)	(6.7)	(6.6)
Treasury shares cash movements	—	0.2	—	0.3
NET CASH FLOWS FROM FINANCING ACTIVITIES	(10.6)	8.5	(19.3)	28.9
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(2.6)	16.0	(3.5)	42.6
Net foreign exchange movements	(0.3)	0.8	(0.4)	1.0
Net cash and cash equivalents at beginning of period	8.1	40.4	9.1	13.6
Net cash and cash equivalents at end of period	5.2	57.2	5.2	57.2

Notes to the Consolidated Financial Statements
1. General Information
Luxfer Holdings PLC ("Luxfer") is a global manufacturer of highly-engineered advanced materials, which focuses on value creation by using its broad array of technical knowhow and proprietary technologies. Luxfer's high-performance materials, components, and high-pressure gas-containment devices are used in defense and emergency response, healthcare, transportation, and general industrial settings. For more information, visit www.luxfer.com. Luxfer is registered as a public limited company under the laws of England and Wales and on the New York Stock Exchange and its ordinary shares trade under the symbol LXFR.
These financial statements are presented in U.S. dollars (USD) and all values are rounded to the nearest hundred thousand except when otherwise indicated.
2. Basis of Presentation
The consolidated financial statements comprise the financial statements of Luxfer Holdings PLC and its subsidiaries (collectively "we," "our," "Luxfer," the "Company" or the "Group"), which we control. Investments in unconsolidated affiliates, where we have the ability to exercise significant influence over the operating and financial policies, are accounted for using the equity method. All inter-company balances and transactions, including unrealized profits arising from intra-Group transactions, have been eliminated in full.
We have prepared the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as they apply to the consolidated financial statements and interpretations issued by IFRS Interpretation Committee, for the quarter ended July 1, 2018. The books of the Company's non-U.S. entities are converted to USD at each reporting period date in accordance with the accounting policy set out in our Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on March 19, 2018. The functional currency of the holding company, Luxfer Holdings PLC, and its U.K. subsidiaries remains GBP sterling, being the most appropriate currency for those particular operations.
These consolidated financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. In addition, the results of operations for the interim periods may not necessarily be indicative of the operating results that may be incurred for the entire year.
The December 31, 2017 balance sheet was derived from audited consolidated financial statements but does not include all disclosures as required by IFRS. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Form 20-F, as filed with the Securities and Exchange Commission on March 19, 2018.
Beginning in the first quarter of 2018, we are reporting our interim quarterly periods on a 13-week basis ending on a Sunday. Prior to the first quarter of 2018, we reported our interim quarterly periods on a calendar quarter basis. As a result, all references to the 2018 quarter are for the 13-week period that ended on July 1, 2018, and for the 2017 quarter, the three-month period that ended on June 30, 2017. Likewise, all references to 2018 year-to-date (YTD) are for the 26-week period that ended July 1, 2018, and for 2017 YTD are for the six-month period that ended on June 30, 2017.
3. Accounting Policies
The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended December 31, 2017 and set out in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 19, 2018, except as described below.
Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.
4. Estimates and Judgments
The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be revenue recognition - minimum guarantee, impairment of goodwill and non-current assets, intangible assets, contingent consideration estimates, tax, and recognition of deferred tax assets.
In preparing these interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2017, with the exception of changes in estimates that are required in determining the provision for income taxes.

5. Segment Information
For management purposes, the Group is organized into two reporting segments, Gas Cylinders and Elektron. These segments are aggregated from six operating divisions; Luxfer Gas Cylinders and Luxfer Superform aggregate to our Gas Cylinders segment; and Luxfer MEL Technologies, Luxfer Magtech, Luxfer Graphic Arts and Luxfer Czech Republic aggregate to our Elektron segment. This rationale is in line with IFRS 8, which allows for aggregation of operating divisions on the basis they share similar economic characteristics for the nature of the products and services; the nature of the production processes; the type or class of customer for their products and services; the methods used to distribute their products or provide their services; and the nature of the regulatory environment. The tables below set out information on the results of these two reportable segments.
Management monitors the operating results of its operating divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated by the chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments and has been identified as the CEO, based on adjusted EBITDA (defined as profit on operations before taxation for the period, finance income (which comprises interest received and foreign exchange gains) and finance costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, changes to defined benefit pension plans, restructuring and other expense, other share based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment). For the purposes of our divisional segmental analysis, IFRS 8 requires the use of "segment profit" performance measures that are used by our chief operating decision maker. Adjusted EBITDA is the "segment profit" used to satisfy this requirement in the below analysis.
Unallocated assets and liabilities include those which are held on behalf of the Group and cannot be allocated to a division, such as taxation, investments, cash, retirement benefits obligations, bank and other loans and holding company assets and liabilities.
REPORTING SEGMENTS:

	Second quarter of 2018				Second quarter of 2017
$M	Gas Cylinders	Elektron	Unallocated	Total	Gas Cylinders	Elektron	Unallocated	Total
Revenue
Segment revenue	60.4	67.9	—	128.3	56.0	50.7	—	106.7
Inter-segment revenue	—	(0.1)	—	(0.1)	—	(0.1)	—	(0.1)
Revenue to external customers	60.4	67.8	—	128.2	56.0	50.6	—	106.6
Result
Adjusted EBITDA	4.9	16.4	—	21.3	5.2	10.0	—	15.2
Share-based compensation charges	(0.8)	(0.6)	—	(1.4)	(0.2)	(0.2)	—	(0.4)
Depreciation and amortization	(1.9)	(3.0)	—	(4.9)	(1.8)	(2.9)	—	(4.7)
Restructuring charges	0.1	(0.4)	—	(0.3)	(2.4)	(0.9)	—	(3.3)
Operating profit	2.3	12.4	—	14.7	0.8	6.0	—	6.8
Net interest costs	—	(0.2)	(1.2)	(1.4)	—	(0.1)	(1.8)	(1.9)
IAS 19R retirement benefits finance charge	—	—	(0.4)	(0.4)	—	—	(0.4)	(0.4)
Income before income taxes	2.3	12.2	(1.6)	12.9	0.8	5.9	(2.2)	4.5
Provision for income taxes			(2.7)	(2.7)			(2.0)	(2.0)
Net income				10.2				2.5

Other segment information
Segment assets	151.7	214.4	30.3	396.4	155.6	199.6	89.5	444.7
Segment liabilities	(35.5)	(29.2)	(151.4)	(216.1)	(24.3)	(17.8)	(238.0)	(280.1)
Net assets / (liabilities)	116.2	185.2	(121.1)	180.3	131.3	181.8	(148.5)	164.6
Capital expenditure: Property, plant and equipment	0.3	2.1	—	2.4	0.7	1.4	—	2.1
Capital expenditure: Intangible assets	—	—	—	—	0.3	—	—	0.3

	Year-to-date 2018				Year-to-date 2017
$M	Gas Cylinders	Elektron	Unallocated	Total	Gas Cylinders	Elektron	Unallocated	Total
Revenue
Segment revenue	119.7	128.5	—	248.2	110.4	99.8	—	210.2
Inter-segment revenue	—	(0.3)	—	(0.3)	—	(0.2)	—	(0.2)
Net sales	119.7	128.2	—	247.9	110.4	99.6	—	210.0

Adjusted EBITDA	10.8	29.8	—	40.6	10.4	20.1	—	30.5
Share-based compensation charges	(1.1)	(0.9)	—	(2.0)	(0.3)	(0.4)	—	(0.7)
Profit on sale of redundant site	—	—	—	—	—	—	0.4	0.4
Depreciation and amortization	(3.9)	(5.9)	—	(9.8)	(3.6)	(5.6)	—	(9.2)
Restructuring charges	(0.1)	(0.9)	—	(1.0)	(2.3)	(1.2)	—	(3.5)
Operating profit	5.7	22.1	—	27.8	4.2	12.9	0.4	17.5
Net interest costs	—	(0.3)	(2.8)	(3.1)	—	(0.1)	(3.4)	(3.5)
IAS 19 finance charge	—	—	(0.7)	(0.7)	—	—	(0.9)	(0.9)
Income before income taxes	5.7	21.8	(3.5)	24.0	4.2	12.8	(3.9)	13.1
Provision for income taxes			(4.8)	(4.8)			(4.0)	(4.0)
Net income				19.2				9.1

Other segment information
Capital expenditure: Property, plant and equipment	0.6	3.1	—	3.7	2.0	2.2	—	4.2
Capital expenditure: Intangible assets	0.1	—	—	0.1	0.5	0.2	—	0.7

6. Earnings per Share

The Company calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average common shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.
For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the financial year has been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.
Following the decision to terminate Luxfer Holdings PLC's ADS facility, each £0.50 ordinary share of Luxfer Holdings PLC is now listed and traded on the New York Stock Exchange (NYSE).
Management believes the use of non-GAAP financial measures such as adjusted earnings per share, as reconciled in the table below, more closely reflects the underlying earnings per share performance.

	Second quarter		Year-to-date
$M	2018	2017	2018	2017
Basic earnings:
Net income for the period attributable to ordinary shareholders	10.2	2.5	19.2	9.1
Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.2	0.1	0.3	0.1
Amortization on acquired intangibles	0.3	0.3	0.6	0.6
IAS 19R retirement benefits finance charge	0.4	0.4	0.7	0.9
Profit on sale of redundant site	—	—	—	(0.4)
Restructuring and other expense	0.3	3.3	1.0	3.5
Other share-based compensation charges	1.4	0.4	2.0	0.7
Income tax thereon	(0.6)	(0.4)	(1.0)	(0.7)
Adjusted earnings	12.2	6.6	22.8	13.8
Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,558,883	26,441,093	26,535,824	26,436,029
Dilutive impact of stock options	1,025,632	331,643	860,733	288,342
For diluted earnings per share	27,584,515	26,772,736	27,396,557	26,724,371

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	0.46	0.25	0.86	0.52
Unadjusted	0.38	0.09	0.72	0.34
Diluted
Adjusted	0.44	0.25	0.83	0.52
Unadjusted	0.37	0.09	0.70	0.34

7. Dividends paid and proposed

	Second quarter		Year-to-date
$M	2018	2017	2018	2017
Dividends declared and paid during the period:
Interim dividend paid February 1, 2017 ($0.125 per ordinary share)	—	—	—	3.3
Interim dividend paid May 3, 2017 ($0.125 per ordinary share)	—	3.3	—	3.3
Interim dividend paid February 7, 2018 ($0.125 per ordinary share)	—	—	3.4	—
Interim dividend paid May 2, 2018 ($0.125 per ordinary share)	3.3	—	3.3	—
	3.3	3.3	6.7	6.6
Dividends declared after the period (not recognized as a liability as at the period end):
Interim dividend declared and paid August 2, 2017 ($0.125 per ordinary share)	—	3.3	—	3.3
Interim dividend declared and paid August 1, 2018 ($0.125 per ordinary share)	3.3	—	3.3	—
	3.3	3.3	3.3	3.3

8. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Company’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings, Inc. Pension Plan in the U.S.
The actuarial assumptions used to estimate the IAS 19R accounting position of the Company’s defined benefit pension plans have been updated for market conditions at July 1, 2018.
The main reason for the decreased deficit at July 1, 2018, when compared to June 30, 2017, was due to an increase in the discount rate based on bond yields and improvement in long-term inflation expectations, partially offset by lower than expected asset returns.
The movement in the pension liability is shown below:

	Second quarter		Year-to-date
$M	2018	2017	2018	2017
Opening balance	58.0	57.4	55.3	66.5
Charged to the income statement	2.0	1.7	3.9	3.3
Cash contributions	(3.4)	(3.7)	(6.9)	(6.5)
Credited to the statement of comprehensive income	(16.3)	(4.7)	(13.6)	(13.5)
Exchange difference	(2.8)	1.8	(1.2)	2.7
Closing balance	37.5	52.5	37.5	52.5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC
(Registrant)

Date: August 1, 2018

By: /s/ Jamie M. Savage
       Jamie M. Savage
Authorized Signatory for and on behalf of
Luxfer Holdings PLC